UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 1, 2018

Commission File Number 001-35400

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Just Energy Group Inc.
(Translation of registrant’s name into English)

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6345 Dixie Road, Suite 400,
Mississauga, Ontario, Canada, L5T 2E6
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-10 (FILE NO. 333-222141) OF JUST ENERGY GROUP INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following document is being submitted herewith:

1	Management Information Circular

2	Form of Proxy

Document 1 of this report on Form 6-K is incorporated by reference into the Registrant’s outstanding registration statements on Form F-3D (File No. 333-188184), Form F-10 (File No. 333-222141) and Form S-8 (File Nos. 333-183954, 333-200194 and 333-208131) that have been filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JUST ENERGY GROUP INC.
(Registrant)

Date: June 1, 2018	By:	/s/ Jonah T. Davids
	Name:	Jonah T. Davids
	Title:	Executive Vice President, General Counsel and Corporate Secretary